November 17, 2006
Securities and Exchange Commission
100F Street N.E.
Washington, D.C.
20549-7010

Attention:	Nili Shah, Accounting Branch Chief

Re:	Brookfield Homes Corporation — Form 10-K for the fiscal year ended December 31, 2005 (filed February 27, 2006)

File No. 1-31524
Dear Ms. Shah:
On behalf of our client, Brookfield Homes Corporation (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s response, as we have been informed by the Company, to the Staff’s letter of comments, dated October 12, 2006 (the “Comment Letter”). The Company’s response is keyed to the heading and comment contained in the Comment Letter.
SEGMENTS
1. We note that you have operating segments based on geographical housing and land regions, which you have stated are economically similar. Based on the selected operating data and your disclosures within MD&A, it is unclear how you arrived at this conclusion. It appears that there is a disparity in the number of home closings and the average selling prices between the four regions presented. Further, you state on page 19 of your 2005 Form 10-K that housing margins are higher in the San Diego and Washington, D.C. regions. As such, please provide us with copies of all the different types of reports reviewed by your CODM on a regular basis (eg. daily, weekly, monthly, quarterly, annually, etc). Please also provide us with your analysis of paragraph 17 of SFAS 131 for aggregating your operating segments into one reportable segment. For the similar economic characteristics criteria, please provide us with net sales, gross profit, gross profit margins, operating profit and operating profit margins, along with any other information you believe would be useful, for each of your operating segments for each of the five years ended December 31, 2005 and the six month periods ended June 30, 2006 and 2005 to help us understand how the aggregated operating segments are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operating segment and increasing for another).
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The Company has historically believed, and continues to believe, that its economic data supports a conclusion that each of its operating segments have similar economic characteristics given the key measures used by the Chief Operating Decision Maker to make segment capital allocation decisions and to assess segment performance. However, in considering the Company’s response to the Comment Letter, the Company has concluded that based on recent interpretations it believes have been applied by the Staff, the Company, in reviewing the current variances in margins in the Company’s segments, will amend the applicable segment disclosure in its SEC filings.
Consequently, in future filings, the Company will disclose the information required by paragraph 25 through 33 of SFAS 131 for each of its four reportable segments. Furthermore, the Company intends to re-file its Annual Report on Form 10-K for the year ended December 31, 2005 and its subsequent Quarterly Reports on Form 10-Q for 2006, and proposes to provide in such filings restated segment information in the following format:
Segment Information (as restated)
As defined in SFAS 131, “Disclosures About Segments of an Enterprise and Related Information”, we have five operating segments. Historically, the Company has aggregated its operating segments into one reportable segment. Subsequent to the issuance of our consolidated financial statements for the quarter ended September 30, 2006, we have concluded that we should revise our segment disclosure for all periods presented by providing disclosure for each of our four reportable segments: Northern California, Southland / Los Angeles, San Diego / Riverside, and the Washington D.C. area. The Company’s fifth operating segment does not meet the quantitative thresholds for separate disclosure. The Company has restated the accompanying consolidated financial statements to revise its segment disclosures for all periods presented.
The Company is a residential homebuilder and land developer. The Company is organized and manages its business based on the geographical areas in which it operates. Each of the Company’s segments specialize in lot entitlement and development and the construction of single family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. Earnings performance is measured using operating income. The accounting policies of the segments are the same as those described in Note 1, “Significant Accounting Policies”.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands)	2006	2005	2006	2005

Revenues
Northern California
Southland / Los Angeles
San Diego / Riverside
Washington D.C. Area
Corporate and Other

Operating Income(1)
Northern California
Southland / Los Angeles
San Diego / Riverside
Washington D.C. Area
Corporate and Other

(1)	Operating income consists of net income before minority interest and income taxes.
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	As at	As at
	Sept. 30, 2006	Dec. 31, 2005

Housing and Land Assets(2)
Northern California
Southland / Los Angeles
San Diego / Riverside
Washington D.C. Area
Corporate and Other

(2)	Consists of housing and land inventory and investments in housing and land joint ventures.
Additional Information
Notwithstanding that the Company will amend its SEC filings as described above, please be aware that the Company continues to believe that each of its operating segments have similar economic characteristics.
In characterizing and presenting the Company’s operating units as a single operating segment, the Company considered the aggregation criteria set out in paragraph 17 SFAS 131, which provides that “two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:
a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities”
As discussed in its response to the Staff’s previous inquiry into its segment disclosures in late 2002, the Company believes that its operating segments are similar in each of the aforementioned five areas. Although the Company no longer believes that it can support the economic similarity of its operating segments under paragraph 17 of SFAS 131 (as it believes such requirement is currently being interpreted by the Staff), the Company continues to believe that its operating segments are similar in terms of each of the qualitative factors itemized above.
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The Qualitative Characteristics of the Company’s Segments
The Economic Characteristics of the Company’s Segments
Although the Company’s margins fluctuate, the Company operates its business based on returns on assets and risks associated with the acquisition or the continued ownership of an asset.
The economic characteristics of the Company’s projects across each of the regions in which it operates are very similar when compared over time to the returns on capital invested. The Company’s operations are within coastal areas on the east and west coasts of the United States which share similar economic characteristics: constrained lot supply, strong employment growth, much higher selling prices, well in excess of the average selling price in the United States, currently resulting in lower levels of affordability.
The Company develops its strategies and plans which it believes will allow it to derive returns consistent with its overall business strategy of maximizing the total return on stockholders equity over the long term. The criteria utilized to assess project returns and acceptability is the same across all regions in which the Company operates and the Company has utilized these same criteria when evaluating potential investments in other regions in the United States.
The Company’s margins in each unit can vary from period to period depending on the mix of projects in which homes are sold and whether the Company entitled the land in such projects or acquired developed lots. For this reason, the margins will fluctuate and the Company allocates its capital based on returns on assets. Over the past five years, the average contribution to income from operations in each region have generally been consistent relative to total capital invested. Furthermore, the Company expects margins will continue to fluctuate as the value created through the land entitlement and development process is only realized when the sale of a home or lot is closed. However, due to the similar economic characteristics between regions, we continue to expect overall the Company’s returns on capital for each region to be relatively consistent.
The Company’s Products and Services
In each of the Company’s current regional units led by its respective presidents and their separate management teams, the Company designs, constructs and markets single family and multi-family homes primarily to “move-up” and “luxury” buyers and entitles and develops land for its operations or sale to other homebuilders. The Company markets and sells products that vary in respect to buyer types and margins in each of the regions in which it operates. While products are tailored to appeal to regional tastes, the Company’s products involve the development and construction of lots and homes to homebuyers and developers in the United States.
The Company’s Production Processes
In each of the Company’s current regional units, the production processes involved in acquiring and developing land and constructing homes are very similar, but may require appropriate tailoring to the regions in which the Company operates (for example, the prevalent use of stucco exteriors for homes in California as compared to the greater acceptance of brick exteriors in the
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Washington D.C area). The skills and methodologies utilized in creating the Company’s products (homes and lots) are the same across all the regions in which the Company operates.
The Company’s Customer Types and Classes
The Company sells each of its products in each of the regions in which it operates (as discussed above, the Company designs, constructs and markets single family and multi-family homes primarily to move-up and luxury buyers, and develops land for sale to other homebuilders in all of the Company’s current business units). Also, many of the Company’s projects involve different product types within each project in order to meet municipal requirements and community standards and manage the risk associated with concentrating on a single product type. Accordingly, these products are geared to move-up and luxury buyers who are interested in buying in the Company’s communities. These buyers generate the types of returns consistent with the Company’s business strategy. With respect to homebuilders who buy developed lots from the Company, these buyers generally operate in diverse regions and are interested in participating in projects in which the Company is involved.
The Company’s Sales and Distribution Methods
The method used to construct and sell the Company’s homes are consistent across all of the Company’s projects. In connection with the sales of homes, the Company establishes sales centers and models and undertakes marketing initiatives to raise awareness of the Company’s products. This model is consistent with the way in which new homes are typically sold to consumers by homebuilders. Given the Company’s business strategy and consistent return criteria for all projects, and the utilization of a single strategy for risk management and the management of the Company’s cash flows, the Company’s approach to creating products and selling them to buyers is the same in each of the regions in which the Company operates.
The Company’s Operating Environment
Given the consistency of the Company’s products and the fact that the Company sells its products exclusively in the United States, the following business practices are common across all regions;
•	Banking relationships are consistent in nature and type, all of which are with national and regional financial institutions who consider the specific nature of each project and monitor them on that basis, as well as relying on the Company’s overall covenant in ensuring that loans are appropriately managed and repaid in accordance with stipulated terms;

•	The terms and conditions of the loans the Company utilizes to finance the Company’s homebuilding and development activities are consistent across all projects and require the active participation of both the Company’s regional and corporate personnel;

•	Requisite insurance and bonding is obtained on an overall or centralized basis;

•	Given that the Company’s business is impacted by the locations in which the Company chooses to sell homes and lots, the Company deals with municipalities and providers of utilities in order to ensure that homes and lots are constructed or developed in accordance
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with plans for particular communities. Within each of the Company’s regions, the Company is required to work with local authorities in the development of the Company’s plans for individual projects. The nature of the by-laws with which the Company is required to comply, and the processes the Company undertakes to establish viable projects that the Company wishes to undertake, are comparable across all the Company’s regions. The utility services the Company purchases and procures for each development, while based locally or regionally, are generally the same in terms of hydro, water, gas and other similar services.
In sharing the foregoing similar operating and economic characteristics, and applying disciplined capital allocation and return objectives, each of the Company’s operating units have earned over the past five years similar returns on capital. The following table covers the period January 1, 2001 to December 31, 2005 to assist in understanding how, even though margins may vary, the operating segments historically are economically similar as to return on capital despite the level of sales and fluctuations in gross profit and operating profit margins:

	San Francisco	Southland /	San Diego/	Washington
$ millions	Bay Area	Los Angeles	Riverside	D.C	Total (1)

Return on Housing & Land Assets	28%	23%	32%	28%	26%
Net Sales	$199	$301	$245	$265	$1,017
Gross Profit	$33	$53	$84	$59	$233
Gross Profit Margin	16%	18%	34%	22%	23%
Total Operating Profit	$47	$37	$77	$49	$196
Total Operating Profit Margin	24%	12%	31%	19%	19%

1)	Totals include corporate and other operations which are not material.

2)	The Southland / Los Angeles units return on housing and land assets is lower as earlier in the period it had a larger portion of its capital invested in finished lots, however, land entitlement and lot development later in the period is at similar levels as the other operating units.

3)	The Company has not included in this response detailed five year annual and six month interim data in light of its decision to restate its segment disclosures. This data can be furnished, however, upon request by the Staff.
As requested we are providing supplementally under separate cover representative samples of different types of reports regularly reviewed by the Company’s Chief Operating Decision Maker (“CODM”)
Please do not hesitate to contact the undersigned at (604) 630-5199 should you have any questions about the contents of this letter.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller
Enclosure
cc:   Ian Cockwell
     Brookfield Homes Corporation
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